UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MetroCity Bankshares, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59165J105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻	Rule 13d-1(b)
◻	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59165J105

1.	Names of Reporting Persons Nack Y. Paek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	◻
	(b)	◻

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,253,185

	6.	Shared Voting Power 20,000

	7.	Sole Dispositive Power 1,253,185

	8.	Shared Dispositive Power 20,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,185

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ◻

11.	Percent of Class Represented by Amount in Row (9) 5.05% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)

Based on 25,205,506 shares of common stock, $0.01 par value per share, of MetroCity Bankshares, Inc. outstanding as of December 31, 2023, as reported on the Issuer’s Form 8-K (Exhibit 99.1) filed with the Securities and Exchange Commission on January 23, 2024.

Item 1.

	(a)	Name of Issuer MetroCity Bankshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5114 Buford Highway, Doraville, GA 30340

Item 2.

	(a)	Name of Person Filing Nack Y. Paek
	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of Nack Y. Paek is: c/o Metrocity Bankshares, Inc. 5114 Buford Highway, Doraville, GA 30340
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common stock, $0.01 par value per share
	(e)	CUSIP Number 59165J105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned: 1,273,185
(b) Percent of class: 5.05%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,253,185
(ii) Shared power to vote or to direct the vote 20,000
(iii) Sole power to dispose or to direct the disposition of 1,253,185
(iv) Shared power to dispose or to direct the disposition of 20,000

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024	/s/ Nack Y. Paek
Nack Y. Paek